Profit and Loss - 2025

SkyMirr Inc.

January-December, 2025

DISTRIBUTION ACCOUNT	TOTAL
Income	
Sales of Product Income	4,384.00
Services	40,000.00
Shipping Income	58.34
Total for Income	**$44,442.34**
Cost of Goods Sold	
Cost of goods sold	$5,454.21
Freight in - COGS	599.52
Logistics - COGS	779.24
Supplies & materials - COGS	1,516.00
Total for Cost of goods sold	**$8,348.97**
Total for Cost of Goods Sold	**$8,348.97**
Gross Profit	**$36,093.37**
Expenses	
Advertising & marketing	$138,541.72
Listing fees	3,085.56
Marketing campaigns	5,154.00
Product Demo & samples	161.60
Trade shows & exhibitions	22,659.82
Total for Advertising & marketing	**$169,602.70**
Bank fees & service charges	1,879.46
Business licenses	70.00
Cell Phone	49.76
Dues	$59.56
Software & apps	12,209.14
Total for Dues	**$12,268.70**
Insurance	
Business insurance	3,544.02
D&O insurance	8,380.40
Total for Insurance	**$11,924.42**
Legal & accounting services	
Accounting fees	1,053.50
Legal Fees	66,199.19
Payroll services fees	20,924.49
Total for Legal & accounting services	**$88,177.18**
Office expenses	$11,606.37
IT-related hardware	15,880.89
Office supplies	4,647.16
Shipping & postage	18,149.24
Total for Office expenses	**$50,283.66**

Profit and Loss - 2025

SkyMirr Inc.

January-December, 2025

DISTRIBUTION ACCOUNT	TOTAL
Payroll expenses	1,173,882.03
Professional Services	300,206.37
Rent	42,448.32
Research & Development	581,953.06
Taxes paid	
Payroll taxes	142,616.07
Total for Taxes paid	**$142,616.07**
Travel	119,219.14
Utilities	$898.80
Internet & TV services	109.98
Total for Utilities	**$1,008.78**
Total for Expenses	**$2,695,589.65**
Net Operating Income	**-$2,659,496.28**
Other Income	
Other income	135.00
Total for Other Income	**$135.00**
Net Other Income	**$135.00**
Net Income	**-$2,659,361.28**